SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
            _________________________________________

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                SMITH'S FOOD & DRUG CENTERS, INC.
                 ______________________________
                        (Name of Issuer)


              Class B Common Stock, $.01 Par Value
                  ____________________________
                 (Title of Class of Securities)


                           832388-10-2
                   ___________________________
                         (CUSIP Number)


                         Michael C. Frei
            Senior Vice President and General Counsel
                Smith's Food & Drug Centers, Inc.
                     1550 South Redwood Road
                   Salt Lake City, Utah 84104
                         (801) 974-1400
        ________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 11, 1997
      _____________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


     Note. Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act" ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following pages)

                      (Page 1 of 14 Pages)

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 2 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Jeffrey P. Smith
      S.S. ####-##-####

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            1,438,447

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,438,447

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,438,447

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 3 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Fred L. Smith
      S.S. ####-##-####

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            911,754

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          17,073
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             911,754

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          17,073
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      928,827
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 4 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Richard D. Smith
      S.S. ####-##-####

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            654,537

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             654,537

      PERSON       -------------------------------------------------------------
       WITH         10    SHARED DISPOSITIVE POWER

                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      654,537

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 5 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Dee Glen Smith Marital Trust
      I.R.S. Identification #87-6198584

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            224,287

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             224,287

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      224,287

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO (TRUST)

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 6 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Trust for the Children of Jeffrey P. Smith
      I.R.S. Identification #87-6199200

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            560,353

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             560,353

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      560,353

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO (TRUST)

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 7 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Trust for the Children of Fred L. Smith
      I.R.S. Identification #87-6199255

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY


- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            560,353

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             560,353

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      560,353

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO (TRUST)

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 8 OF 14
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Trust for the Children of Richard D. Smith
      I.R.S. Identification #87-6199201

- ------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            483,952

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             483,952

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      483,952

- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.9%

- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO (TRUST)

- ------------------------------------------------------------------------------

GENERAL.

     This Schedule 13D is being jointly filed by Jeffrey P. Smith, Fred L. Smith, Richard D. Smith, Dee Glen Smith Marital Trust, Trust for the Children of Jeffrey Paul Smith, Trust for the Children of Richard Dee Smith and Trust for the Children of Fred Lorenzo Smith (all of such persons or entities are collectively referred to herein as the "Reporting Persons"). The Reporting Persons may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Prior to May 11, 1997, each of the Reporting Persons (except for the Dee Glen Smith Marital Trust) filed a Schedule 13G to report the ownership of the Company's capital stock by such Reporting Person.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Smith's Food & Drug Centers, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1550 South Redwood Road, Salt Lake City, Utah 84104.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is being filed jointly by the Reporting Persons.

     (b) The principal business address of each of the Reporting Persons is c/o Smith's Food & Drug Centers, Inc., 1550 South Redwood Road, Salt Lake City, Utah 84104.

          The Dee Glen Smith Marital Trust was formed under Utah law. The Dee Glen Smith Marital Trust manages trust investments for the primary benefit of Ida Smith, the beneficiary. The trustee of the Dee Glen Smith Marital Trust is Jeffrey P. Smith.

          The Trust for the Children of Jeffrey Paul Smith was formed under Utah law. The Trust for the Children of Jeffrey Paul Smith manages trust investments for the primary benefit of Sean Dee Smith, Jaci Leigh Smith, and Joshua Jeff Smith, the beneficiaries. The trustee of the Trust for the Children of Jeffrey Paul Smith is Jeffrey P. Smith.

          The Trust for the Children of Fred Lorenzo Smith was formed under Utah law. The Trust for the Children of Fred Lorenzo Smith manages trust investments for the primary benefit of Fred Lloyd Smith, Zachary Dee Smith, and Stacy Elaine Smith, the beneficiaries. The trustee of the Trust for the Children of Fred Lorenzo Smith is Fred L. Smith.

          The Trust for the Children of Richard Dee Smith was formed under Utah law. The Trust for the Children of Richard Dee Smith manages trust investments for the primary benefit of Ryan Dee Smith, Scott Wright Smith, and Nicholas Dee Glen Smith, the beneficiaries. The trustee of the Trust for the Children of Richard Dee Smith is Richard D. Smith.

     (c) Jeffrey P. Smith is Chairman of the Board of the Company and Fred L. Smith is a director. Richard D. Smith is retired.

     (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                         (Page 9 of 14)


     (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares reported herein were received by the Reporting Persons through gift or inheritance except for 5,141 shares of Class B Common Stock held by Jeffrey P. Smith which were purchased with his personal funds. Prior to May 11, 1997, each of the Reporting Persons (except for the Dee Glen Smith Marital Trust) filed a Schedule 13G to report the ownership of the Company's capital stock by such Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     As further described below in Item 6, the Reporting Persons have entered into a Voting Agreement (the "Voting Agreement"), dated as of May 11, 1997, with certain other stockholders and Fred Meyer, Inc., a Delaware corporation ("Fred Meyer"). The Voting Agreement was entered into by the parties in connection with the Merger Agreement (as defined herein) and as more fully described in Item 6 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of May 11, 1997, Jeffrey P. Smith beneficially owns 1,433,306 shares of Class A Common Stock, $.01 par value ("Class A Common Stock") which is immediately convertible into Class B Common Stock on a one-for-one basis and 5,141 shares of Class B Common Stock, representing approximately 10.7% of the outstanding Class B Common Stock; Fred L. Smith beneficially owns 928,827 shares of Class A Common Stock which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 7.2% of the outstanding Class B Common Stock; and Richard D. Smith beneficially owns 654,537 shares of Class A Common Stock, which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 5.2% of the outstanding Class B Common Stock. The Dee Glen Smith Marital Trust beneficially owns 224,287 shares of Class A Common Stock, which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 1.8% of the outstanding Class B Common Stock; the Trust for the Children of Jeffrey Paul Smith beneficially owns 560,353 shares of Class A Common Stock, which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 4.5% of the outstanding Class B Common Stock; the Trust for the Children of Fred L. Smith beneficially owns 560,353 shares of Class A Common Stock, which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 4.5% of the outstanding Class B Common Stock; and the Trust for the Children of Richard
D. Smith beneficially owns 483,952 shares of Class A Common Stock, which is immediately convertible into Class B Common Stock on a one-for-one basis, representing approximately 3.9% of the outstanding Class B Common Stock.

     As a result of the Voting Agreement, some or all of the parties thereto may be deemed to constitute a "group." A group consisting of such persons may be deemed to beneficially own all shares beneficially owned by each of

                         (Page 10 of 14)


the persons constituting such a group. The Reporting Persons disclaim the existance of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock owned by any other person. The Reporting Persons also disclaim any transfer of the beneficial ownership with respect to such shares to any other person as a result of the Voting Agreement, including Fred Meyer.

     (b) Jeffrey P. Smith has sole power to vote and dispose of 648,666 shares of Class A Common Stock and 5,141 shares of Class B Common Stock. In his capacity as trustee, Jeffrey P. Smith has the sole power to vote and dispose of
(i) 560,353 shares of Class A Common Stock on behalf of the Trust for the Children of Jeffrey Paul Smith and (ii) 224,287 shares of Class A Common Stock on behalf of the Dee Glen Smith Marital Trust. Therefore, Jeffrey P. Smith has the power to vote and dispose of 1,433,306 shares of Class A Common Stock and 5,141 of Class B Common Stock.

     Fred L. Smith has sole power to vote and dispose of 252,708 shares of Class A Common Stock. Fred L. Smith's wife, Elaine Smith, is the record owner of 17,073 shares of Class A Common Stock and Fred L. Smith has no voting power over such shares. In his capacity as trustee, Fred L. Smith has the sole power to vote and dispose of (i) 560,353 shares of Class A Common Stock on behalf of the Trust for the Children of Fred Lorenzo Smith, (ii) 41,353 shares of Class A Common Stock on behalf of the Fred Lloyd Smith Trust, (iii) 28,670 shares of Class A Common Stock on behalf of the Staci Elaine Smith Trust and (iv) 28,670 shares of Class A Common Stock on behalf of the Zachary Dee Smith Trust. Therefore, Fred L. Smith has the power to vote and dispose of 911,754 shares of Class A Common Stock.

     In his capacity as trustee, Richard D. Smith has the sole power to vote and dispose of (i) 483,952 shares of Class A Common Stock on behalf of the Trust for the Children of Richard Dee Smith, (ii) 48,079 shares of Class A Common Stock on behalf of the Sean D. Smith Trust, (iii) 61,253 shares of Class A Common Stock on behalf of the Jaci Leigh Smith Trust and (iv) 61,253 shares of Class A Common Stock on behalf of the Joshua Jeffrey Smith Trust.
Therefore, Richard D. Smith has the power to vote and dispose of 654,537 shares of Class A Common Stock.

     Pursuant to the Amended and Restated Standstill Agreement, dated as of January 29, 1996 (the "Standstill Agreement" ), by and among the Company, the Reporting Persons and the Yucaipa Group (as defined therein), the parties thereto holding an aggregate of 3,016,670 shares of Class A Common Stock, 2,256,955 shares of Class B Common Stock and 3,253,623 shares of Series I Preferred Stock are required to vote their respective shares to elect to the Company's seven-member Board of Directors two persons nominated by the Yucaipa Group and two persons nominated by the Smith family. As a result of the Standstill Agreement, some or all of the parties thereto may be deemed to
constitute a "group."   A group consisting of such persons may be deemed to
beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Class A Common Stock, Class B Common Stock and Series I Preferred Stock owned by any other person.

     The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the agreement attached hereto as Exhibit 3 and incorporated herein by reference.

     (c) There have not been any transactions in the Class B Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

                         (Page 11 of 14)



     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On May 11, 1997, the Company and Fred Meyer entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 1997. Prior to the execution of the Merger Agreement, the Reporting Persons and certain other stockholders (collectively, together with the Reporting Persons, the "Stockholders" ) of the Company entered into a Voting Agreement (the "Voting Agreement") with Fred Meyer pursuant to which the Stockholders agreed, among other things, to vote the shares of the Company's capital stock owned or acquired by them (i) in favor of approval and adoption of the Merger Agreement and (ii) against any other merger agreement or Acquisition Proposal (as defined in the Voting Agreement) and against any amendment of the Company's certificate of incorporation or bylaws or any other proposals or transactions which would in any manner impede the transactions contemplated by the Merger Agreement. In addition, until the termination of the Voting Agreement, the Stockholders agreed not to convert or dispose of, or enter into any other voting agreement with respect to, their shares of the Company's capital stock, subject to certain limited exceptions. In the event that the Merger Agreement is terminated pursuant to Sections 7.2(c) or 7.4 thereof, and at the time of such termination less than 50.1% of the aggregate voting power of the Company is subject to the Voting Agreements (as defined below), each Stockholder has agreed to pay to Fred Meyer an amount equal to the Profit (as defined in the Voting Agreement) of such Stockholder from the consummation of any Acquisition Proposal within 18 months of such termination. Certain other stockholders of the Company have entered into similar voting agreements (collectively, together with the Voting Agreement, the "Voting Agreements") with Fred Meyer. As of
May 11, 1997, the shares subject to the Voting Agreements represented approximately 70% of the aggregate voting power of the Company.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.     Joint Filing Agreement dated as of May 21, 1997.

     Exhibit 2. Voting Agreement, dated as of May 11, 1997, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

     Exhibit 3. Standstill Agreement dated as of January 29, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-3, File No. 333-01601).




                         (Page 12 of 14)


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997           /S/ JEFFREY P. SMITH
                               --------------------
                                 JEFFREY P. SMITH

                               /S/ FRED L. SMITH
                               -----------------
                                 FRED L. SMITH

                               /S/ RICHARD D. SMITH
                               --------------------
                                 RICHARD D. SMITH

                             THE DEE GLEN SMITH MARITAL TRUST


                             By:   /S/ JEFFREY P. SMITH
                                   --------------------
                             Name:     Jeffrey P. Smith
                             Title:    Trustee

                             TRUST FOR THE CHILDREN OF JEFFREY P. SMITH


                             By:   /S/ JEFFREY P. SMITH
                                   --------------------
                             Name:     Jeffrey P. Smith
                             Title:    Trustee

                             TRUST FOR THE CHILDREN OF FRED L. SMITH


                             By:   /S/ FRED L. SMITH
                                   -----------------
                             Name:     Fred L. Smith
                             Title:    Trustee

                             TRUST FOR THE CHILDREN OF RICHARD D. SMITH


                             By:   /S/ RICHARD D. SMITH
                                   --------------------
                             Name:     Richard D. Smith
                             Title:    Trustee

















                         (Page 13 of 14)


                          EXHIBIT INDEX


     Exhibit 1.     Joint Filing Agreement dated as of May 21, 1997.

     Exhibit 2. Voting Agreement, dated as of May 11, 1997, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

     Exhibit 3. Standstill Agreement dated as of January 29, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-3, File No. 333-01601).















































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